SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

GCI LIBERTY, INC.

(Name of Issuer)

Series A Common Stock, par value $.01 per share

Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock: 36164V 305

Series B Common Stock: 36164V 404

(CUSIP Numbers)

Gregory B. Maffei

c/o GCI Liberty, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Class A common stock: 36164V 305 Class B common stock: 36164V 404

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Gregory B. Maffei

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 1,807,099 (1), (2), (3), (5) Series B Common Stock: 1,151,220 (2), (4)

	8.	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	9.	Sole Dispositive Power Series A Common Stock: 1,807,099 (1), (2), (3), (5) Series B Common Stock: 1,151,220 (2), (4)

	10.	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 1,807,099 (1), (2), (3), (5) Series B Common Stock: 1,151,220 (2), (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 1.7% (6) Series B Common Stock: 21.5% (6)

14.	Type of Reporting Person (See Instructions) IN

(1)   Includes 870 shares of Series A Common Stock, par value $0.01 (the “Series A Common Stock”), held in the Liberty Media 401(k) Savings Plan for the benefit of Mr. Maffei.

(2)   Includes (i) 873,998 shares of Series A Common Stock and (ii) 904,825 shares of Series B Common Stock, par value $0.01 per share (the “Series B Common Stock”), in each case, that are subject to options, which are exercisable as of, or will be exercisable within 60 days of, December 21, 2018.

(3)   Includes 574,210 shares of Series A Common Stock held by a grantor retained annuity trust.

(4)   Includes 165,684 restricted shares of Series B Common Stock, which will vest one half on December 24, 2018 and one half on December 24, 2019.

(5)   Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Maffei; however, if such shares of Series A Common Stock were included, Mr. Maffei would beneficially own, in the aggregate, 2,958,319 shares of Series A Common Stock, and Mr. Maffei’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 2.8% of such shares of Series A Common Stock outstanding, subject to the relevant footnotes set forth herein.

(6)   For purposes of calculating the beneficial ownership of Mr. Maffei, the total number of shares of Series A Common Stock outstanding was 103,518,705 and the total number of shares of Series B Common Stock outstanding was 4,441,609, in each case, as of October 31, 2018, as reported by GCI Liberty, Inc., a Delaware corporation (the “Issuer”), in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018 (the “10-Q”), and as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after adjustment for the assumed exercise of all options and other rights to acquire shares of Series A Common Stock or Series B Common Stock held by Mr. Maffei and exercisable as of, or within 60 days after, December 21, 2018.  7,248,327 shares of the Issuer’s Series A Cumulative Redeemable Preferred Stock (the “Preferred Stock”) were outstanding as of September 30, 2018, as reported by the Issuer in its 10-Q.  Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock.  Shares of Series A Common Stock and Preferred Stock are not convertible at the option of the holder.  The holders of Series A Common Stock, Series B Common Stock and Preferred Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer.  Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to 1/3 of a vote, in each case, on all matters presented to stockholders of the Issuer for their approval.  Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 8.3% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act.  See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GCI LIBERTY, INC.

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the “Series A Common Stock”), and Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), of GCI Liberty, Inc., a Delaware corporation (the “Issuer”).  The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Gregory B. Maffei (“Mr. Maffei”), on March 16, 2018 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 1.  Security and Issuer.

The information contained in Item 1 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On May 10, 2018, pursuant to the Agreement and Plan of Merger, dated as of March 22, 2018 (the “Reincorporation Merger Agreement”), by and among GCI Liberty, Inc., an Alaska corporation (“Old GCI Liberty”), and the Issuer (then known as GCI Merger Sub, Inc., and formerly a direct, wholly owned subsidiary of Old GCI Liberty), Old GCI Liberty merged with and into the Issuer (the “Reincorporation Merger”), with the Issuer continuing as the surviving corporation in the Reincorporation Merger and existing under the laws of the State of Delaware, for the purpose of reincorporating in the State of Delaware.

At the effective time of the Reincorporation Merger (the “Effective Time”), pursuant to the Reincorporation Merger Agreement:

•      each outstanding share of Old GCI Liberty’s Class A common stock, no par value (“Predecessor Class A Common Stock”), automatically converted into one share of Series A Common Stock;

•      each outstanding share of Old GCI Liberty’s Class B common stock, no par value (“Predecessor Class B Common Stock”), automatically converted into one share of Series B Common Stock; and

•      each outstanding share of Old GCI Liberty’s Series A Cumulative Redeemable Preferred Stock (together with the Predecessor Class A Common Stock and the Predecessor Class B Common Stock, the “Predecessor Stock”), automatically converted into one share of the Issuer’s Series A Cumulative Redeemable Preferred Stock (“Series A Preferred Stock” and, together with the Common Stock, the “Successor Stock”).

No fractional shares of Successor Stock were issued in the Reincorporation Merger. Instead, the Company issued to each Old GCI Liberty shareholder entitled to a fractional share as a result of the Reincorporation Merger a scrip, representing such fractional share and that entitles the holder of such scrip, subject to the terms of the scrip and the

Reincorporation Merger Agreement, to receive a full share of the applicable class or series of Successor Stock upon the surrender of a scrip, which in the aggregate represents a full share of such class or series of Successor Stock. The shares for which such scrip were exchangeable were aggregated and sold by or on behalf of GCI Liberty in the public market, with the proceeds from such aggregation and sale (less any brokerage charges, commissions, transfer taxes or other sale expenses) paid pro rata to the registered holders of such scrip (without interest) in full satisfaction thereof.

The Issuer is the successor issuer to Old GCI Liberty pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Therefore, this Statement now relates to the Issuer’s shares of Common Stock.  The Issuer also has shares of Series A Preferred Stock outstanding. Pursuant to Rule 13d-3 under the Exchange Act, this Statement also relates to the shares of Series A Common Stock issuable upon the conversion of shares of Series B Common Stock.  By its terms, each share of Series B Common Stock is convertible into one share of Series A Common Stock at the option of the holder.  Shares of Series A Common Stock and Series A Preferred Stock are not convertible.  The holders of Successor Stock generally vote as a single class with respect to all matters voted on by the stockholder of the Issuer.  Shares of Series A Common Stock are entitled to one vote per share, shares of Series B Common Stock are entitled to ten votes per share, and shares of Series A Preferred Stock are entitled to one-third of a vote per share, in each case, on all matters presented to stockholders of the Issuer for their approval.

Item 2.  Identity and Background.

The information contained in the first paragraph of Item 2 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person is Gregory B. Maffei, whose business address is c/o GCI Liberty, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112.

Item 3.  Source and Amount of Funds.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Mr. Maffei acquired beneficial ownership of the shares of Series A Common Stock and Series B Common Stock reported in this Amendment through compensatory arrangements, including beneficial ownership acquired upon the December 2018 vesting of options with respect to shares of Series B Common Stock (as more specifically described in Item 5 of this Statement).

Item 4.  Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 3 of this Amendment is incorporated by reference herein.  Mr. Maffei holds and has acquired the shares of Common Stock for investment purposes.

Other than as set forth in this Statement, Mr. Maffei does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Maffei is President and Chief Executive Officer of the Issuer and a member of its board of directors. As a result, Mr. Maffei regularly has discussions with members of Issuer management, board members of the Issuer, and stockholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer’s operations and financial condition or strategic transactions.

Notwithstanding the foregoing, Mr. Maffei may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock, or of Series A Preferred Stock, in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of shares of Common Stock or Series A Preferred Stock, as the case may be.  In reaching any determination as to his future course of action, Mr. Maffei will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Maffei, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock or Series A Preferred Stock, as the case may be.

Item 5.  Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) - (b) Mr. Maffei beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 1,807,099 shares of Series A Common Stock (including (A) 870 shares held in the Liberty Media 401(k) Savings Plan for the benefit of Mr. Maffei, (B) 574,210 shares held by a grantor retained annuity trust, and (C) 873,998 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, December 21, 2018), which shares represent approximately 1.7% of the outstanding shares of Series A Common Stock, and (ii) 1,151,220 shares of Series B Common Stock (including (A) 904,825 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, December 21, 2018 and (B) 165,684 restricted shares, which will vest one half on December 24, 2018 and one half on December 24, 2019), which shares represent approximately 21.5% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on 103,518,705 shares of Series A Common Stock and 4,441,609 shares of Series B Common Stock, in each case, outstanding as of October 31, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018 (the “10-Q”), and as calculated in accordance with Rule 13d-3 under the Exchange Act, after adjustment for the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable within 60 days after December 21, 2018.  Furthermore, there were 7,248,327 shares of Series A Preferred Stock outstanding as of September 30, 2018, as reported by the Issuer in its 10-Q.  The holders of Series A Common Stock, Series B Common Stock and Series A Preferred Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer.  Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Series A Preferred Stock is entitled to 1/3 of a vote, in each case, on all matters presented to stockholders of the Issuer for their approval. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 8.3% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act.

Mr. Maffei has the sole power to vote and to dispose of, or to direct the voting or disposition of, his shares of Common Stock.

(c)           On October 25, 2018, Mr. Maffei acquired beneficial ownership of 318,780 shares of Series B Common Stock, as a result of the vesting on December 24, 2018 of stock options to purchase 318,780 shares of Series B Common Stock held by Mr. Maffei at an exercise price of $56.38 per share.  On November 1, 2018, Mr. Maffei acquired beneficial ownership of 143,044 shares of Series B Common Stock, as a result of the vesting on December 31, 2018 of stock options to purchase 143,044 shares of Series B Common Stock held by Mr. Maffei at an exercise price of $54.01 per share.  Other than as stated herein, Mr. Maffei has not effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.

(d)           Not Applicable.

(e)           Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2018

/s/ Gregory B. Maffei
Gregory B. Maffei